================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                               (Amendment No. 28)

                         ------------------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

Ordinary Shares of euro 0.55 par value each                          87927W10
       (Title of class of securities)                             (CUSIP number)

                                Dott. Gianni Mion
                             Edizione Holding S.p.A.
                                 Calmaggiore 23
                                  31100 Treviso
                                      Italy
                                 (+39) 0422-5995

                                 With a copy to:

                           Michael S. Immordino, Esq.
                                Latham & Watkins
                                 99 Bishopsgate
                                 London EC2M 3XF
                                     England
                               (+44) 207-710-1076

            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  May 31, 2005
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)



                                 (Page 1 of 9)

-----------------------------------------------------------               ------------------------------------------------
CUSIP No.  87927W10                                         13D
-----------------------------------------------------------               ------------------------------------------------

-----------------------    ------------------------------------------------ ----------------------------------------------
1                          NAME OF REPORTING PERSON                         EDIZIONE HOLDING S.p.A.
                           I.R.S. IDENTIFICATION NO.                        Not Applicable
                           OF ABOVE PERSON
-----------------------    -------------------------------------------------------------------------------- --------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a)   [X]
                                                                                                            (b)   [ ]
-----------------------    -------------------------------------------------------------------------------- --------------
3                          SEC USE ONLY
-----------------------    ----------------------------------------------------------------- -----------------------------
4                          SOURCE OF FUNDS:                                                  WC
-----------------------    ----------------------------------------------------------------- -----------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) OR 2(e):                                                         [ ]
-----------------------    ----------------------------------------------------------------------------------------- -----
6                          CITIZENSHIP OR PLACE OF ORGANIZATION:                              Italy
-----------------------    ------------------------------------------------------------------ ----------------------------
NUMBER OF                  7                       SOLE VOTING POWER:                         0
SHARES

                           -------------------     ------------------------------------------ ----------------------------
BENEFICIALLY               8                       SHARED VOTING POWER:                       2,407,345,359
OWNED BY                                                                                      (See Item 5)

                           -------------------     ------------------------------------------ ----------------------------
EACH                       9                       SOLE DISPOSITIVE POWER:                    0
REPORTING

                           -------------------     ------------------------------------------ ----------------------------
PERSON WITH                10                      SHARED DISPOSITIVE POWER:                  2,407,345,359
                                                                                              (See Item 5)
-----------------------    ------------------------------------------------------------------ ----------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           2,407,345,359
                                                                                              (See Item 5)
-----------------------    ------------------------------------------------------------------ ----------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                           SHARES:                                                                                [ ]
-----------------------    ------------------------------------------------------------------ ----------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                21.8%
                                                                                              (See Item 5)
-----------------------    ----------------------------------------------------------------------------------- -----------
14                         TYPE OF REPORTING PERSON:                              CO




                                 (Page 2)

-------------------------------------------------------------              --------------------------------------------------
CUSIP No.  87927W10                                           13D
-------------------------------------------------------------              --------------------------------------------------

------------------------    -------------------------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON                         EDIZIONE FINANCE INTERNATIONAL S.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    -------------------------------------------------------------------------------- ----------------
2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a)  [X]
                                                                                                             (b)  [ ]
------------------------    -------------------------------------------------------------------------------------------------
3                           SEC USE ONLY
------------------------    -------------------------------------------------------------------------------------------------
4                           SOURCE OF FUNDS:                                                  WC
------------------------    -------------------------------------------------------------------------------------------------
5                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                            PURSUANT TO ITEM 2(d) OR 2(e):                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
6                           CITIZENSHIP OR PLACE OF ORGANIZATION:                              Italy

------------------------    -------------------------------------------------------------------------------------------------
NUMBER OF                   7                       SOLE VOTING POWER:                         0
SHARES
                            -------------------     -------------------------------------------------------------------------
BENEFICIALLY                8                       SHARED VOTING POWER:                       2,407,345,359
OWNED BY                                                                                       (See Item 5)
                            -------------------     -------------------------------------------------------------------------
EACH                        9                       SOLE DISPOSITIVE POWER:                    0
REPORTING
                            -------------------     -------------------------------------------------------------------------
PERSON WITH                 10                      SHARED DISPOSITIVE POWER:                  2,407,345,359
                                                                                               (See Item 5)

------------------------    -------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           2,407,345,359
                                                                                               (See Item 5)

------------------------    -------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                [ ]

------------------------    --------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                 21.8%
                                                                                                                (See Item 5)

------------------------    ------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON:                              CO


                                 (Page 3)


-------------------------------------------------------------              -------------------------------------------------
CUSIP No.  87927W10                                           13D
-------------------------------------------------------------              -------------------------------------------------

------------------------    ------------------------------------------------ -----------------------------------------------
1                           NAME OF REPORTING PERSON                         RAGIONE S.a.p.a. DI GILBERTO
                            I.R.S. IDENTIFICATION NO.                        BENETTON E C.
                            OF ABOVE PERSON                                  Not Applicable
------------------------    -------------------------------------------------------------------------------- ---------------
2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a)     [X]
                                                                                                             (b)     [ ]
------------------------    -------------------------------------------------------------------------------- ---------------
3                           SEC USE ONLY
------------------------    -----------------------------------------------------------------  -----------------------------
4                           SOURCE OF FUNDS:                                                   WC
------------------------    ------------------------------------------------------------------------------------------------
5                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                            PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
------------------------    ------------------------------------------------------------------ -----------------------------
6                           CITIZENSHIP OR PLACE OF ORGANIZATION:                              Italy
------------------------    ------------------------------------------------------------------ -----------------------------
NUMBER OF                   7                       SOLE VOTING POWER:                         0
SHARES

                            -------------------     ------------------------------------------ -----------------------------
BENEFICIALLY                8                       SHARED VOTING POWER:                       2,407,345,359
OWNED BY                                                                                       (See Item 5)

                            -------------------     ------------------------------------------ -----------------------------
EACH                        9                       SOLE DISPOSITIVE POWER:                    0
REPORTING

                            -------------------     ------------------------------------------ -----------------------------
PERSON WITH                 10                      SHARED DISPOSITIVE POWER:                  2,407,345,359
                                                                                               (See Item 5)

------------------------    ------------------------------------------------------------------ -----------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           2,407,345,359
                                                                                               (See Item 5)
------------------------    ------------------------------------------------------------------ -----------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                     [ ]
------------------------    ------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                               21.8%
                                                                                                              (See Item 5)
------------------------    ------------------------------------------------------ -----------------------------------------
14                          TYPE OF REPORTING PERSON:                              PN


                                 (Page 4)

         This Amendment No. 28 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D") filed by Edizione Holding S.p.A., a company incorporated under the laws of the Republic of Italy ("Edizione Holding"), Edizione Finance International S.A., a company incorporated in the Duchy of Luxembourg ("Edizione Finance"), and Ragione S.a.p.a. di Gilberto Benetton e C., a partnership organized under the laws of the Republic of Italy ("Ragione") (Edizione Holding, Edizione Finance and Ragione, are collectively referred to herein as the "Edizione Reporting Persons") with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         This Amendment is being filed by each of the Edizione Reporting Persons. Pirelli, the Purchaser, Edizione Holding, UCI, BCI, and, as discussed in Items 4 and 6 of Amendment No. 10 to the Statement on Schedule 13D, Hopa are members of a group with respect to the Telecom Italia Shares. The Edizione Reporting Persons are making a separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 and are solely responsible for the information contained in this filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of the Purchaser nominated by Pirelli, UCI, BCI or Hopa has been provided by the nominating person or by such nominee director or officer.

Item 3.    Source and Amount of Funds or Other Consideration

         On May 31, 2005, Edizione Holding purchased 364,800,000 ordinary shares of a nominal value of euro 1 each of Olimpia from Edizione Finance for a purchase price of euro 474,896,640. The press releases issued on June 8, 2005 in connection with this share purchase are filed as Exhibit 64 and Exhibit 65.

Item 5.  Interest in Securities of the Issuer

         The information contained in Item 3 above concerning the share purchase is incorporated herein by reference. After giving effect to the transaction referred to in Item 3 above, Edizione Holding holds 364,800,000 ordinary shares of Olimpia, representing approximately 7.88% of the share capital of Olimpia and Edizione Finance holds 413,079,230 ordinary shares of Olimpia, representing approximately 8.92% of the share capital of Olimpia. Ragione does not directly hold any ordinary shares of Olimpia.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         The information contained in Items 3 and 5 above concerning the share purchase is incorporated herein by reference. In accordance with the terms of the Shareholders' Agreement as defined in Amendment No. 10 to this Schedule 13D, the Definitive Agreement as defined in Amendment No. 11 to this Schedule 13D and the by-laws of Olimpia, Edizione Finance obtained the consent from Pirelli, BCI, UCI, Hopa and Olimpia with respect to the share purchase referred to in Item 3 above. As a result of the



                                    (Page 5)
transaction referred to in Item 3, Edizione Holding has agreed to substitute Edizione Finance with respect to its rights and obligations under the Shareholders' Agreement and the Definitive Agreement pro rata with the acquired shares.

Item 7.  Material to be Filed as Exhibits

64. Press Release of Pirelli, Edizione Holding and Edizione Finance, dated June 8, 2005. [English translation]

65. Press Release of Pirelli, BCI, UCI, Hopa, Edizione Holding, Edizione Finance and Olimpia, dated June 8, 2005. [English translation]



                                 (Page 6)

                                  EXHIBIT INDEX

Exhibit No.

64. Press Release of Pirelli, Edizione Holding and Edizione Finance, dated June 8, 2005. [English translation]

65. Press Release of Pirelli, BCI, UCI, Hopa, Edizione Holding, Edizione Finance and Olimpia, dated June 8, 2005. [English translation]








                                    (Page 7)

                                   SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:    June 15, 2005




                               EDIZIONE HOLDING S.p.A.



                               By: /s/ Gianni Mion
                                   ---------------------------------------------
                               Name:       Gianni Mion
                               Title:      Chief Executive Officer









                                    (Page 8)

                                   SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:    June 15, 2005

                       EDIZIONE FINANCE INTERNATIONAL S.A.


                       By: /s/ Gustave Stoffel
                       -----------------------------------------------------
                       Name:       Gustave Stoffel
                       Title:      Director









                                    (Page 9)

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:    June 15, 2005

                           RAGIONE S.a.p.a DI GILBERTO
                             BENETTON E C.


                            By: /s/ Gilberto Benetton
                                ------------------------------------------
                            Name:       Gilberto Benetton
                            Title:      Chairman


                                    (Page 10)